

Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

September 9, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 9, 2020, The Nasdaq Stock Market (the "Exchange") received from Starboard Value Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common Stock
and one-sixth of one Warrant to purchase one share of Class A Common Stock

Class A Common Stock, par value $0.0001 per share

Redeemable Warrants, exercisable for one share of Class A Common Stock for $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery